September 15, 2011

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust, Inc.

Form 10-K for the year ended December 31, 2010

Filed on March 25, 2011

File No. 000-52596

Dear Mr. Gordon:

We are writing in response to the follow up comment letter from the Staff of the Commission’s Division of Corporation Finance, dated September 7, 2011, regarding our comment response letter dated September 2, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Market Information, page 41

1.	We note your response to comment 2. We continue to review your response and may have further comment.

Response:

This comment is duly noted.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 49

2.	We note your response to comment 4. Please advise us how your percent leased figure is impacted by leases which are in default.

Response:

In either metric, percentage leased and percent occupied, issues arise that require management’s judgment to calculate the reported figure. These issues include, for example, how to treat unoccupied defaulted leases, occupied defaulted leases, leased but unoccupied spaces, etc. A lease can be in default for a variety of reasons, including monetary and nonmonetary reasons, and in many cases the disputes are eventually resolved. In other cases the disputes are not resolved and the tenant leaves the space or is evicted. In our determination of percentage leased, we take into consideration all facts and circumstances surrounding each unique situation and include or exclude such leases as appropriate. The square footage related to leases that were technically in default as of December 31, 2010 and included in our disclosure of percentage leased was not material.

Consolidated Statements Of Operations, page F-4

3.	We have considered your response to comment 7. We believe the presentation of provision for losses on debt related investments and impairment of real estate property as part of operating income would be more appropriate. Please revise in future filings.

Response:

This comment is duly noted. We will present provision for losses on debt related investments and impairment losses on real property as part of operating income in future filings, beginning with our Form 10-Q for the third quarter of 2011.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609. My direct fax is (303) 597-0426.

Sincerely,

/s/ M. Kirk Scott

M. Kirk Scott
Chief Financial Officer

cc:   Robert S. Bergdolt, Esq.

        DLA Piper LLP (US)